                                                                     Exhibit 3

                             PIERCING PAGODA, INC.
                                3910 ADLER PLACE
                         BETHLEHEM, PENNSYLVANIA 18017

                                                                 August 22, 2000

To Our Stockholders:

     I am pleased to inform you that, on August 11, 2000, Piercing Pagoda, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Zale Corporation and Jewelry Expansion Corp., a wholly owned subsidiary of Zale, pursuant to which Jewelry Expansion Corp. has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock for $21.50 per share. Under the terms of the Merger Agreement, the Offer will be followed by a merger of Jewelry Expansion Corp. with the Company in which any remaining shares of Company Common Stock will be converted into the right to receive $21.50 per share in cash (or any higher price that may be paid in the Offer), without interest.

     The Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are desirable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the stockholders of the Company tender their shares in the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion (subject to the assumptions, conditions and limitations described in such opinion) of ING Barings LLC, the Company's financial advisor, that the $21.50 per share in cash to be received by the holders of Company Common Stock in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the fairness opinion is attached as Annex I to the attached Schedule 14D-9, and all stockholders are urged to carefully read the opinion in its entirety for a description of the assumptions made, matters considered and limits on the review undertaken by ING Barings.

     In addition to the attached Schedule 14D-9 relating to the Offer, the Offer to Purchase, dated August 22, 2000, of Jewelry Expansion Corp., together with related materials, including a Letter of Transmittal to be used for tendering your shares of Company Common Stock, has been mailed to stockholders concurrently herewith. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

                                          Sincerely,

                                          /s/ Richard Penske
                                          Chairman and
                                          Chief Executive Officer